UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 20, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cardica, Inc.

File No. 333-129497 - CF# 26034

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Cardica, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on November 4, 2005, as amended.

Based on representations by Cardica, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.10   through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel